Exhibit 4(l)

Home Office: Cincinnati, Ohio
Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT
The Certificate of Participation under the annuity contract (your “Certificate”) is changed as set out below to add provisions for an Individual Retirement Annuity.
APPLICABLE TAX LAW RESTRICTIONS. The annuity contract is intended to receive contributions that qualify for deferred tax treatment under Internal Revenue Code (“IRC”) Section 408(b). It is restricted as required by federal tax law. We may change the terms of the annuity contract and your Certificate, or administer the annuity contract and your interest in it, at any time as needed to comply with that law. Any such change may be applied retroactively.
EXCLUSIVE BENEFIT. Your interest in the annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in the annuity contract is nonforfeitable.
NON-PARTICIPATING. The annuity contract does not pay dividends or share in our surplus.
NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in the annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:
1)	all or part of your interest in the annuity contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and

2)	you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during your lifetime.
CONTRIBUTIONS. The annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. Your interest in the annuity contract will not lapse if you do not make contributions. Your interest in the annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of the annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for you for at least two (2) full contract years and the value of your interest in the annuity contract (increased by any guaranteed interest) would provide a benefit at age 70-1/2 of less than $20 a month under the regular settlement option.
All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

Total contributions made to the annuity contract for you with respect to any single tax year may not exceed the annual contribution limit, excluding any payment that is:
1)	allowed as a rollover under IRC Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16); or

2)	made in accordance with the terms of a Simplified Employee Pension (SEP) program under IRC Section 408(k).
The annual contribution limit is:
1)	$3,000 for any tax year beginning in 2002 through 2004;

2)	$4,000 for any tax year beginning in 2005 through 2007; and

3)	$5,000 for any tax year beginning in 2008 and years thereafter.
After 2008, the annual contribution limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC Section 219(b)(5)(C). Such adjustments will be in multiples of $500.
If you are age 50 or older, the annual contribution limit is increased by:
1)	$500 for any tax year beginning in 2002 through 2005; and

2)	$1,000 for any tax year beginning in 2006 and years thereafter.
The annuity contract will not accept contributions made by an employer through a SIMPLE IRA plan under IRC Section 408(p). The annuity contract will not accept a transfer or rollover of any funds attributable to contributions made for you by an employer through a SIMPLE IRA plan until at least two (2) years after the date you first participated in that employer’s SIMPLE IRA plan.
ANNUAL REPORT. Following the end of each calendar year, we will send you a report concerning the status of your interest in the annuity contract. This report will include (i) the amount of all regular contributions received for you during or after the calendar year which relate to such calendar year; (ii) the amount of all rollover contributions received for you during such calendar year; (iii) the contract value(s) of your interest determined as of the end of such calendar year; (iv) such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue; and (v) such other information as may be required under federal tax law.
REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. All distributions made hereunder shall be made in accordance with the requirements of IRC Section 408(b)(3) and the regulations thereunder. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of your entire interest in the annuity contract must satisfy the requirements of IRC Section 408(a)(6) and the regulations thereunder instead of the requirements set out herein.
The Required Beginning Date for distributions of your interest in the annuity contract is April 1 following the calendar year in which you reach age 70-1/2. No later than the Required Beginning Date, your entire interest in the annuity contract must begin to be distributed over (i) your life or the lives of you and your designated beneficiary, or (ii) a period certain not to exceed your life expectancy or the joint and last survivor expectancy of you and your designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one (1) year, and must be either nonincreasing or they may increase only as provided in Q&A-1 and Q&A-4 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations.

The distribution period described above cannot exceed the period specified in Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. The first required payment can be made as late as the Required Beginning Date and must be the payment that is required for a single payment interval. The second payment need not be made until the end of the next payment interval.
Your interest in the annuity contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.
For purposes of this provision, your designated beneficiary is an individual designated under the annuity contract to receive payments after your death and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.
REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. If you die after required distributions begin, the remaining portion of your interest in the annuity contract will continue to be distributed under the contract option chosen.
If you die before required distributions begin, your entire interest in the annuity contract will be distributed as least as rapidly as follows:
1)	If an individual other than your surviving spouse is your designated beneficiary, then your entire interest will be distributed over the remaining life expectancy of that individual, with payments starting by the end of the calendar year following the calendar year of your death. The life expectancy of the designated beneficiary will be determined using his or her age as of his or her birthday in the year following the year of your death. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.

2)	If your surviving spouse is your sole designated beneficiary, then your entire interest will be distributed over such spouse’s life, with payments starting by the end of the calendar year following the calendar year of your death, or if later, by the end of the calendar year in which you would have reached age 70-1/2. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.

If your surviving spouse dies before required distributions begin to him or her, the remaining interest will be distributed over the remaining life expectancy of your spouse’s designated beneficiary, with payments starting by the end of the calendar year following the calendar year of your spouse’s death. The life expectancy of your spouse’s designated beneficiary will be determined using his or her age as of his or her birthday in the year following the death of your spouse. Alternatively, if elected, the remaining interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your surviving spouse’s death.

If your surviving spouse dies after required distributions begin to him or her, any remaining interest will continue to be distributed under the contract option chosen.

3)	If there is no designated beneficiary, then your entire interest in the annuity contract will be distributed by the end of the calendar year containing the fifth anniversary of your death.

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to your surviving spouse as your designated beneficiary, your spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age on his or her birthday in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table in the year such individual’s life expectancy is first determined, reduced by one (1) for each subsequent year.
Required distributions are considered to begin on your Required Beginning Date or, if applicable, on the date distributions are required to begin to a surviving spouse. However, if distributions under your interest in the annuity contract start prior to such date on an irrevocable basis (except for acceleration) in a form meeting the requirements of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to begin on the annuity starting date.
Your interest in the annuity contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits, to the extent required by regulations.
For purposes of this provision, a designated beneficiary is an individual designated under the annuity contract to receive payments after your death (or the death of your surviving spouse) and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.
If your surviving spouse is the sole designated beneficiary, he or she may elect to treat your interest in the annuity contract as his or her own IRA. This election will be deemed to have been made if he or she becomes Successor Owner of your interest in the contract or fails to take distributions from your interest in the contract otherwise required by this provision. No contribution or rollover to your interest in the annuity contract may be made after your death unless your spouse becomes Successor Owner.
This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.
Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER